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                             Amendment 14 to Schedule 13D
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*

                           LAWTER INTERNATIONAL, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    520786104
                                 (CUSIP Number)

                                Steven E. Ducommun
                                Bell, Boyd & Lloyd
                        70 West Madison Street, Suite 3200
                         Chicago, IL 60602  (312) 372-1121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                January 11, 1995
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page  1  of  4  Pages

SCHEDULE 13D
CUSIP No. 520786104
Page  2  of  4  Pages

1     NAME OF REPORTING PERSON:  Daniel J. Terra
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     SOURCE OF FUNDS:  PF
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E):     ( )     None
6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7     SOLE VOTING POWER:                                             11,784,688
8     SHARED VOTING POWER:                                                    0
9     SOLE DISPOSITIVE POWER:                                        11,784,688
10    SHARED DISPOSITIVE POWER:                                               0
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  11,784,688
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  ( )
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  26.24%
14    TYPE OF REPORTING PERSON:  IN

SCHEDULE 13D
CUSIP No.     520786104
Page  3  of  4  Pages

                                  Introduction

          This Amendment No. 14 to the Schedule 13D filed on July 25, 1986, as previously amended (the "Schedule 13D"), relating to shares of Common Stock, $1.00 par value (the "Common Stock") of Lawter International, Inc., a Delaware corporation (the "Company"), restates the original Schedule 13D and the amendments thereto, in compliance with the requirements of Rule
101(a)(2)(ii) of Regulation S-T and Rule 13d-2(c).

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Terra beneficially owns 11,784,688 shares representing 26.24% of the total Common Stock issued and outstanding on January 11, 1995.

          Disclaimer of Beneficial Ownership

     Daniel J. Terra disclaims beneficial ownership of any shares of the Common Stock held by the Terra Foundation For The Arts (formerly, the Terra Museum of American Art), founded by him and of which he is a director, the president and treasurer. Currently, the Museum owns 877,152 shares of Common Stock acquired on various dates. These shares are not included among the shares of Common Stock reported herein. Mr. Terra also disclaims beneficial ownership of the 39,166 shares of Common Stock owned by his wife, Judith Terra.

          (b) Daniel J. Terra holds sole voting and disposition powers over 11,322,788 shares of the Common Stock.

          (c) Except as otherwise described herein, Mr. Terra has NOT engaged in any transaction in the Common Stock during the past 60 days. The following table provides the date of purchase, number of shares of Common Stock, net price per share, and type of purchase of the shares being reported herein.

   Date         Number        Approximate
of Purchase   of Shares     Per Share Price     Type of Purchase
- - -----------   ---------     ---------------     ----------------

 11/17/94      10,000           $12.125            Open Market

 11/25/94      31,800           $11.9929           Open Market

 11/28/94      10,000           $11.925            Open Market

 11/30/94      25,000           $11,975            Open Market

 12/1/94       13,000           $11.875            Open Market

 12/6/94        6,700           $11.7985           Open Market

 12/7/94       35,000           $12.0714           Open Market

 12/8/94       16,300           $12.24             Open Market

 12/9/94       16,000           $12.0469           Open Market

 12/12/94       3,000           $12.00             Open Market

 12/13/94       6,000           $11.75             Open Market

 12/14/94      60,000           $11.75             Open Market

 12/15/94      55,000           $11.5227           Open Market

 12/16/94      30,000           $11.5833           Open Market

 12/27/94      16,000           $12.0781           Open Market

 12/29/94      47,100           $11.7582           Open Market

 12/30/94      35,000           $12.125            Open Market

 01/04/95      10,000           $12.0625           Open Market

 01/04/95      10,000           $12.125            Open Market

 01/06/95       1,000           $11.75             Open Market

 01/09/95      15,000           $11.875            Open Market

 01/11/95      10,000           $11.875            Open Market

Page  4  of  4  Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 12, 1995                           /s/ Daniel J. Terra
- - -----------------------------          ----------------------------------------
        Date                                          Signature


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END AMENDMENT 14

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